Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 18 – Global Incorporated

Subject Company: Corporate Property Associates 18 – Global Incorporated

Commission File Number: 000-54970

Corporate Property Associates 18 – Global Incorporated

June 2022

Dear CPA®:18 – Global Stockholder,

We are in receipt of your request to redeem shares of CPA®:18 – Global and accompanying documentation per the requirements for Special Circumstance Redemptions (as defined for purposes of CPA®:18 – Global’s Redemption Plan). Before Special Circumstance Redemptions are processed, we would like to provide you with an update regarding CPA®:18 – Global’s liquidation.

On February 28, 2022, CPA®:18 – Global and W. P. Carey Inc. (NYSE: WPC) announced that the two companies have entered into a definitive merger agreement under which W. P. Carey will acquire CPA®:18 – Global. W. P. Carey has been the advisor to CPA®:18 – Global since inception and has managed its assets successfully through a variety of economic conditions.

This transaction will create liquidity for CPA®:18 – Global stockholders by providing cash and shares in a leading publicly-traded net lease REIT. W. P. Carey ranks among the largest net lease REITs with an enterprise value of approximately $22 billion as of March 31, 2022. Founded in 1973, W. P. Carey has a track record of delivering attractive returns to its stakeholders for nearly five decades.

The proposed total merger consideration of 0.0978 shares of W. P. Carey common stock and $3.00 in cash, for each share of CPA®:18 – Global Class A or Class C common stock owned, represents a 15-25% premium over CPA®:18 – Global’s most recently published estimated net asset value (“NAV”) of $9.07 per share as of September 30, 2021 of Class A and Class C common stock, based on the range of W. P. Carey’s closing stock prices during the period from May 1 through May 31, 2022. The ultimate value of the stock component of the merger consideration, and accordingly the total merger consideration, received by CPA®:18 – Global investors may be higher or lower, depending on changes in W. P. Carey’s stock price.

The closing of the transaction is subject to the satisfaction of various customary closing conditions, including the approval of CPA®:18 – Global stockholders at CPA®:18 – Global’s Special Meeting of Stockholders on July 26, 2022, and cannot be assured. We currently expect that the closing of the transaction will occur during the third quarter of 2022, although there can be no assurance of such timing. Stockholders seeking additional information should read the Proxy Statement/Prospectus, filed with the Securities and Exchange Commission on April 27, 2022, which can be found at www.cpa18global.com or www.sec.gov.

We wanted to inform you about this proposed transaction before we process your current Special Circumstance Redemption request. If you would like to withdraw your redemption request, please complete the attached form and return to us by e-mail or fax no later than June 23, 2022.

If you would still like to redeem your shares, no further action needs to be taken. In accordance with the terms of CPA®:18 – Global’s Redemption Plan, the redemption price for shares redeemed under special circumstances is the greater of the price paid to acquire the shares from us or 95% of our most recently published quarterly NAVs. The NAVs for Class A and Class C common stock as of September 30, 2021 were determined to be $9.07 per share.

A W. P. Carey Inc. Managed Program

One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com

If you have any questions, please do not hesitate to contact our Investor Relations department at 1-800-WP CAREY or IR@wpcarey.com.

With best regards,

/s/ Pamela M. Siler
Pamela M. Siler

Cautionary Statement Concerning Forward-Looking Statements

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, among other things, statements regarding intent, belief or expectations of CPA®:18 – Global and generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “assume,” “outlook,” “seek,” “forecast,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the benefits of the proposed merger, annualized dividends, funds from operations coverage, integration plans and expected synergies, the expected benefits of the proposed merger, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed merger.

These statements are based on current expectations. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward- looking statements. Other unknown or unpredictable risks or uncertainties, like the risks related to the effects of pandemics and global outbreaks of contagious diseases (such as the current COVID-19 pandemic) or the fear of such outbreaks, could also have material adverse effects on our business, financial condition, liquidity, results of operations, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect our future results, performance, achievements, or transactions. Information on some of these factors are contained in CPA®:18 – Global’s and W. P. Carey’s filings with the SEC and are available at the SEC’s website at http:// www.sec.gov, including, but not limited to, Part I, Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2021 and Part II, Item 1A. Risk Factors in each company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the Proxy Statement/Prospectus that is included in the Registration Statement on Form S-4 filed by W. P. Carey with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Moreover, because we operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this communication, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, CPA®:18 – Global does not undertake to revise or update any forward-looking statements.

A W. P. Carey Inc. Managed Program

One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of the Proxy Statement/Prospectus.

WE URGE INVESTORS TO READ THE PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:18 – GLOBAL AND W. P. CAREY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CPA®:18 – GLOBAL, W. P. CAREY AND THE PROPOSED TRANSACTIONS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http:// www.sec.gov). In addition, these materials are also available free of charge by accessing CPA®:18 – Global’s website (http:// www.cpa18global.com) or by accessing W. P. Carey’s website (http://www.wpcarey.com). Investors may also read and copy any reports, statements and other information filed by CPA®:18 – Global or W. P. Carey with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on March 28, 2022 in connection with its 2022 annual meeting of stockholders, and information regarding CPA®:18 – Global’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC by CPA®:18 – Global on February 25, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus, relevant materials filed by W. P. Carey on April 25, 2022, and other relevant materials filed with the SEC.

A W. P. Carey Inc. Managed Program

One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com

REDEMPTION RESCISSION FORM

Name of Investor(s):	______________________________________________

Telephone Number:	______________________

Email address:	______________________

I/We would like to withdraw the redemption request previously submitted.

Investor Signature:	Joint Investor Signature (if applicable):

Return form to:

E-Mail: IR@wpcarey.com

Fax: 212-492-8922, Attn: Investor Relations

A W. P. Carey Inc. Managed Program

One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 | cpa18global.com